Exhibit 99.1

New Gold Offers Condolences Following Discovery
at Former Kamloops Residential School
June 1, 2021 – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) is saddened by the recent tragic discovery of the remains of 215 children on the grounds of the former residential school in Kamloops.
Renaud Adams, President and CEO stated: “The news of this discovery has affected me deeply. First and foremost, our condolences and prayers go out to all those who have been impacted by this news. We know that the roots of intergenerational trauma are deep, and a discovery of this nature is particularly disturbing, upsetting, or triggering to many. We extend our condolences to Kúkpi7 (Chief) Rosanne Casimir of Tk'emlúps te Secwépemc and all the communities from the Secwépemc Nation as they navigate this tragedy.”
New Gold is committed to contributing to a stronger, healthier, and prosperous future for Indigenous peoples across Canada, something that can only be achieved by first acknowledging the pain that Indigenous peoples have historically endured and continue to endure to this day.
About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine, and the New Afton copper-gold mine. The Company also holds an 8% gold stream on the Artemis Gold Blackwater project located in Canada, a 6% equity stake in Artemis, and other Canadian-focused investments. The Company also owns the Cerro San Pedro Mine in Mexico (in reclamation). New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

For further information, please contact:
Ankit Shah
Vice President, Strategy & Business Development
Direct: +1 (416) 324 6027
Email: ankit.shah@newgold.com

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